Exhibit 99.1

SIGMA LITHIUM SAYS TECHNOLOGY WILL BE KEY TO MAKE LITHIUM GREENER AND CHEAPER AT FINANCIAL TIMES LIVE COMMODITIES SUMMIT

VANCOUVER. October 15, 2021—Ana Cabral-Gardner, Co-CEO of Sigma Lithium (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium, joined the October 8 “FT LIVE Commodities Summit: Enabling the Energy Transition” for the panel, Lithium: Supercharged. During the session, Cabral-Gardner emphasized the role that will be played by technology to drive greener and less costly lithium production, paving the way for mass EV adoption.

Participants at the Lithium Supercharged panel were the following leaders in the industry:

•	Sinead Kaufman, Chief Executive, Minerals, Rio Tinto plc
•	Wang Xiaoshen, Vice Chairman, Ganfeng Lithium Group
•	Ana Cabral-Gardner, Co-CEO, Sigma Lithium
•	Andrew Leyland, Head of Strategic Advisory, Benchmark Mineral Intelligence
•	Michael Willoughby, Co-Head, Metals and Mining-Asia Pacific, Standard Chartered Bank

The session was moderated by Henry Sanderson, metals and mining correspondent of the Financial Times.

At the summit, she highlighted the four major challenges of the lithium mining industry at the current juncture of supply tightness:

1.	Scaling rapidly and significantly
2.	Achieving environmental and social sustainability
3.	Producing the highest quality offtake
4.	Delivering at the lowest cost

Ana Cabral-Gardner, Sigma Co-CEO said: “Technology is driving electric vehicle innovation and will drive the future of the lithium industry. It will be key [in the lithium industry], it will help us make [lithium] greener and cheaper. [Sigma] uses quite a lot of [green] technology: we perfected a dense media separation plant, digitally controlled it, avoiding a flotation plant altogether and all the issues that would come with it around wet tailing dams and chemicals. Technology can be the vector to the spectacular success of the [lithium industry] helping us lower costs and stay greener or it can also undo [the lithium industry] if it is not disciplined enough to work with downstream to enable less costly EVs.”

“[Sustainability] is at the center of commercial discussions as a result of Europe becoming such a large part of [EV] demand, and consumer wishes to see the car becoming increasingly low carbon itself. In our case, we are pretty much along the way [on green technology] at 100% clean power, 100% of the water being recirculated, not using hazardous chemicals and dry stacking our tailings,” Ana concluded.

ABOUT SIGMA LITHIUM

Sigma Lithium is a Canadian company developing, with an environmental sustainably ESG focused strategy, the largest hard rock lithium deposits in the Americas, located in its wholly owned Grota do Cirilo Project in Brazil (the “Project”). The Company has been producing low carbon high purity lithium concentrate at an on-site demonstration pilot plant (the “Pilot Plant”) since 2018. This pilot production has been an important part of the successful commercial strategy of the Company, shipping samples of its low carbon “green & sustainable” high purity lithium to leading global potential customers, for product certification and testing, with the goal of participating in the rapidly expanding electric vehicle (“EV”) supply chain.

The Company is in pre-construction and detailed engineering of an environmentally friendly, fully automated, dense media separator (“DMS”) production plant, that will apply proprietary algorithms to digitally control the dense media. The production plant will be vertically integrated into the Company´s mining operations, exclusively utilizing as feedstock the high purity spodumene ore with exceptional mineralogy from the Project. The production plant will process the spodumene ore into a high purity 6% battery-grade lithium concentrate engineered to the specifications of its customers in the lithium-ion battery supply chain for EVs.

The Company continues to demonstrate its commercial and market relevance by significantly advancing its strategic goals on three fronts: near-term production scheduled for 2022, completing the studies for the viability of production expansion contemplated for 2023, and the determination of the ultimate extent and unique high-purity quality of mineral resources at the Company´s wholly-owned Grota do Cirilo Project, all while maintaining its strategic leadership in ESG in the lithium supply chain.

In order to secure a leading position supplying the clean mobility and green energy storage value chains, the Company has adhered consistently to the highest standards of ESG practices, which were established as part of its core purpose at inception in 2012. The production process will be powered by clean energy and the Company will use state-of-the art water recirculation circuits in its processing combined with dry stacking tailings management. The DMS process of the production plant does not utilize hazardous chemicals, as a result its tailings are 100% recyclable into ancillary industries, such as ceramics.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT

SIGMA LITHIUM INVESTORS:

Daniel Abdo
(Sao Paulo) +55 11 2985-0089
daniel.abdo@sigmaca.com

ir@sigmaca.com

Vitor Ornelas
(Sao Paulo) +55 11 2985-0089
vitor.ornelas@sigmaca.com

SIGMA LITHIUM MEDIA:

Colleen Robar

(United States) +1 313 207 5960

crobar@robarpr.com

SIGMA LITHIUM SOCIAL MEDIA:

LinkedIn:	@SigmaLithium
Instagram:	@sigmalithium
Twitter:	@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation including statements relating to the ultimate duration, impact and severity of the COVID-19 pandemic (including its impact on financial markets and national and multinational economies generally, and its impact on the growth of the electric vehicle market and other impacts on the demand for lithium products) and other forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur are forward-looking information, including statements regarding the potential development of resources and drilling plans which may or may not occur. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the ability to complete the Annual Filings and Interim Filings; the market price of the Company's securities, metal prices, exchange rates, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes, litigation risks, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, claims and limitations on insurance coverage and other risks of the mining industry, changes in national and local government regulation of mining operations, and regulations and other matters including the COVID-19 pandemic. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to our public filings available at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.